FORTIS

Solid partners, flexible solutions

Results first half-year 2004

Press release

Brussels / Utrecht, 26 August 2004

FORTIS

Solid partners, flexible solutions

Major improvements in operating performance

Net profit tripled to EUR 2.1 billion

First half-year results 2004 (versus first half-year of 2003)

- **Net operating profit almost tripled, from EUR 683 million to EUR 1,829 million.** Value adjustments on the equity portfolio contributed EUR 271 million, compared with a loss of EUR 740 million last year. **Net operating profit before realised capital gains increased by EUR 303 million, or 33%, to EUR 1,226 million and by 51% excluding Assurant and Seguros Bilbao, reflecting a major improvement in the operating performance of the businesses.** Net realised capital gains came down by EUR 168 million, or 34%, to EUR 332 million.

- **Net profit tripled from EUR 671 million to EUR 2,078 million,** benefiting from EUR 249 million of non-operating items, mainly in respect of realised gains on the sale of 65% of Assurant and of Seguros Bilbao. **Earnings per share amounted to EUR 1.60 compared to EUR 0.52 last year. Based on the last twelve months, return on equity came to 31.0%.**

- **In the Banking business net operating profit increased by 36% to EUR 1,157 million.** Net operating profit before realised capital gains rose 58% to EUR 814 million as a result of a significant decrease in value adjustments on loans and a reduction in operating costs. Substantial increases in net interest income (+11%) and commissions (+13%) were offset by lower net realised capital gains and a lower trading result within Other income.

- **In the Insurance business net operating profit increased by EUR 800 million to EUR 766 million.** Net operating profit before realised capital gains increased by 20%, excluding Assurant and Seguros Bilbao, as a result of a continued good performance in Life and an excellent performance in Non-life. Value adjustments on the equity portfolio contributed EUR 230 million to net operating profit, compared with a loss of EUR 724 million last year.

Key half-year figures (in EUR million)

	H1 2004		H1 2003		% change		% change [1]	
Net operating profit before realised capital gains		1,226		923		33		51
Banking	814		515		58			
Insurance	499		516		(3)		20	
General	(87)		(108)		(20)			
Net realised capital gains [2]		332		500		(34)		(33)
Net operating profit excluding value adjustments on the equity portfolio		1,558		1,423		10		18
Value adjustments on the equity portfolio		271		(740)		*		
Realised	(92)		(647)		(86)			
Unrealised	363		(93)		*			
Net operating profit		**1,829**		**683**		*		
Banking	1,157		851		36			
Insurance	766		(34)		*			
General	(94)		(134)		(30)			
Non-operating items		249		(12)		*		
Net profit		**2,078**		**671**		*		

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

Second quarter of 2004 (versus first quarter of 2004)

- **Net operating profit decreased by EUR 219 million (-21%) to EUR 805 million** as a result of lower net realised capital gains (down EUR 272 million). In addition, value adjustments on the equity portfolio declined (down EUR 91 million). **However, net operating profit before realised capital gains increased by EUR 144 million (+27%) to EUR 685 million and by 31% excluding Assurant and Seguros Bilbao, and by 27% and 43%, respectively, compared to the same quarter last year,** reflecting the quarter-on-quarter improvement of the operating performance.

- **In the Banking business net operating profit came down by EUR 149 million (-23%) to EUR 504 million** as a result of lower net realised capital gains (down EUR 265 million). **However, net operating profit before realised capital gains increased by EUR 130 million (+38%) to EUR 472 million, driven by exceptionally low value adjustments on loans, ongoing cost reduction and better trading results. Net operating profit before realised capital gains advanced 39% compared to the same quarter last year.**

- **In the Insurance business net operating profit decreased by EUR 68 million (-17%) to EUR 349 million** as a result of a lower contribution from value adjustments on the equity portfolio (down EUR 96 million). **However, net operating profit before realised capital gains, excluding Assurant and Seguros Bilbao, increased by EUR 34 million (+17%) to EUR 231 million and by 25% compared to the same quarter last year.**

Key quarterly figures (in EUR million)

	Q2 2004	Q1 2004	% change	% change[1]	Q2 2003	% change	% change[1]
Net operating profit before realised capital gains	685	541	27	*31*	540	27	43
Banking	472	342	*38*		338	*39*	
Insurance	260	239	*9*	*17*	264	*(2)*	25
General	(47)	(40)	*18*		(62)	*(25)*	
Net realised capital gains [2]	30	302	*(90)*	*(90)*	87	*(65)*	(62)
Net operating profit excluding value adjustments on the equity portfolio	715	843	*(15)*	*(14)*	627	*14*	27
Value adjustments on the equity portfolio	90	181	*(51)*		509	*(82)*	
Realised	*1*	*(93)*	*		*(614)*	*	
Unrealised	*89*	*274*	*(68)*		*1,123*	*(92)*	
Net operating profit	**805**	**1,024**	***(21)***		**1,136**	***(29)***	
Banking	504	653	*(23)*		492	*2*	
Insurance	349	417	*(17)*		672	*(48)*	
General	(48)	(46)	*5*		(28)	*73*	
Non-operating items	(2)	251	*		(12)	*(83)*	
Net profit	**803**	**1,275**	***(37)***		**1,124**	***(29)***	

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

Fortis CEO Anton van Rossum:

"I am pleased with the strong performance that we delivered in the first half of 2004. Our net operating profit almost tripled, on the back of the recovery of the equity markets. More importantly, the operating performance of our businesses improved considerably, which is reflected in the significant increase in our net operating profit before realised capital gains. We have steadily improved our performance over the last twelve months. Although these results are encouraging, we have not yet achieved our full potential and much has yet to be done. We will therefore continue to concentrate on revenue growth while remaining disciplined in our cost control.

Our aim is to deliver profitable growth in our core Benelux businesses and to expand certain businesses in which we have a competitive advantage on a European or global basis. We are doing this by investing in organic growth opportunities, selected value-adding acquisitions and joint ventures to improve our returns in the medium term. The recently announced acquisition of a controlling stake in Milleniumbcp Fortis Insurance Group in Portugal is an example of how we are implementing our strategy.

In view of the favourable developments in our operating performance and despite the decreased equity markets since the end of June, we are more optimistic than we were at the end of the first quarter. The ongoing operating improvements in the businesses should more than compensate for the reduction in net operating profit due to the sale of Assurant and Seguros Bilbao. Barring unforeseen circumstances and with the stock markets at today's levels, this should result in at least a 10% increase of net operating profit for Fortis as a whole in 2004."

	H1 2004	H1 2003
Net equity (in EUR million)	13,030	11,894 [1]
Return on Equity (in %) [2]	31.0	(2.8)
Per share:		
• Net operating profit	1.41	0.53
• Net profit	1.60	0.52
• Net equity	10.04	9.16 [1]
Weighted average shares (in thousands)	1,298,200	1,295,380

[1] *Year-end.*
[2] *Based on the last twelve months.*

Banking activities

Net operating profit increased by 36% to EUR 1,157 million compared to the first half of 2003. Value adjustments on the equity portfolio were higher. **Net operating profit before realised capital gains increased by 58% to EUR 814 million.** Total revenues, net of interest expense, were maintained at the level of the first half-year of 2003, although the quality of the revenue composition improved. Substantial increases in net interest income (+11%) and commissions (+13%) were offset by lower net realised capital gains and a lower trading result within Other income. Value adjustments on loans declined significantly, by 61%, to EUR 146 million. Operating expenses remained tightly controlled, coming down by 3% to EUR 2,534 million. The cost/income ratio dropped from 60% to 58% and the number of FTEs was reduced by more than 2,500 compared with the end of June 2003.

Key figures [1] (in EUR million)	H1 2004	H1 2003	% change	Q2 2004	Q1 2004	% change	Q2 2003	% change
	Half-year			Quarterly				
Total revenues, net of interest expense	4,206	4,221	*0*	1,962	2,244	*(13)*	2,016	*(3)*
Net interest income	2,329	2,089	*11*	1,172	1,157	*1*	1,040	*13*
Commissions	982	872	*13*	490	493	*(1)*	446	*10*
Capital gains	415	554	*(25)*	(1)	416	*	149	*
Other income	480	706	*(32)*	302	178	*69*	381	*(21)*
Value adjustments	(146)	(375)	*(61)*	(38)	(108)	*(64)*	(183)	*(79)*
Operating expenses	(2,534)	(2,604)	*(3)*	(1,249)	(1,285)	*(3)*	(1,291)	*(3)*
Operating profit before taxation	1,526	1,242	*23*	675	851	*(21)*	542	*24*
Net operating profit before realised capital gains	814	515	*58*	472	342	*38*	338	*39*
Net realised capital gains [2]	283	342	*(17)*	9	274	*(97)*	65	*(86)*
Net operating profit excluding value adjustments on the equity portfolio	1,097	857	*28*	481	616	*(22)*	403	*19*
Value adjustments on the equity portfolio	60	(6)	*	23	37	*(37)*	89	*(73)*
Realised	*(14)*	*27*	*	*(15)*	*1*	*	*39*	*
Unrealised	*74*	*(33)*	*	*38*	*36*	*7*	*50*	*(23)*
Net operating profit	**1,157**	**851**	**36**	**504**	**653**	**(23)**	**492**	**2**

[1] *Excluding FB Insurance.*
[2] *Excluding equity portfolio, after tax.*

- **Net interest income for the first half of 2004 improved by 11% to EUR 2,329 million.** This rise was mainly due to higher volumes, increased commercial margins and a more favourable yield curve. Net interest income advanced 1% to EUR 1,172 million in the second quarter of 2004 compared to the first quarter, due to a more favourable yield curve, increased volumes and a slight increase in the mismatch between assets and liabilities.

- **Net commission income rose 13% to EUR 982 million** as a result of higher stock market levels and activity and a greater contribution from payment services. Asset under management fees went up 21% to EUR 366 million and payment services increased 10% to EUR 193 million. Credit-related fees also improved by 20% to EUR 76 million. In the second quarter, net commissions were maintained at the same level as the first quarter of 2004.

- **Net realised capital gains came down by 17%** in the first six months of 2004 due to the absence of significant realised capital gains in the second quarter compared to EUR 65 million in the corresponding period last year.

- **Other income declined by 32% to EUR 480 million,** reflecting weak results on financial transactions, although these were 6% higher than the second half of 2003. Second-quarter profit contribution from trading results improved significantly compared with the first quarter of 2004. Trading results at Information Banking, which are traditionally very strong in the second quarter, accounted for the major part of this increase. Nevertheless, trading results came in lower than in the first half of 2003, when they reached a record level.

- **Value adjustments on loans fell by 61% to EUR 146 million** in the first half of 2004 as a result of lower loan losses experienced mainly in Merchant Banking. Retail and Commercial Banking loan losses were also slightly lower. The credit loss ratio dropped from 42 to 14 basispoints in the first half-year. In the second quarter, value adjustments amounted to EUR 38 million. Value adjustments in the second half of the year are expected to be slightly higher than in the first half.

- **Operating expenses were reduced by 3%,** benefiting from ongoing productivity improvements, which kept us on target in terms of keeping operating costs flat or lower than last year. Although the number of FTEs decreased by 2,686 to 35,983 compared with the end of June 2003, staff costs remained stable due to the wage drift, timing differences in pension costs and higher bonus driven provisions. Other operating costs dropped 8%. The cost/income ratio was 58%, a significant improvement on the 60% achieved for the same period last year, despite lower capital gains and lower trading results.

- **Risk-weighted commitments increased by 6% to EUR 171 billion** as a result of an increase in loans to customers.

	H1 2004	H1 2003	FY 2003
Cost / income ratio [1]	58%	60%	63%
RWC (EUR billion) [2]	171.1	151.7	161.5
Credit loss ratio (in bp)	14 [3]	42 [3]	40
Tier-1 ratio	7.8	8.3	7.9
Capital adequacy ratio	11.6	13.0	12.4

[1] *Netting for leasing and excl. equity portfolio, incl. FB Insurance.*
[2] *End of period.*
[3] *Annualised.*

Insurance activities

Net operating profit increased by EUR 800 million to EUR 766 million. Value adjustments on the equity portfolio contributed EUR 230 million to net operating profit compared with a loss of EUR 724 million in the first half of last year. **Net operating profit before realised capital gains, excluding Assurant and Seguros Bilbao, increased by 20%** owing to a continued good performance in Life and an excellent and improved performance in Non-life. Net realised capital gains fell to EUR 49 million from EUR 151 million. Operating costs, excluding Assurant and Seguros Bilbao, declined by 1%, largely in Fortis ASR, which is beginning to benefit from the integration efforts. Net operating profit before realised capital gains in Life increased by 19% as a result of better technical results and higher non-technical income. In Non-life net operating profit before realised capital gains went up by 22% thanks to better expense ratios. The combined ratio stood at 97%, a slight improvement on 98% achieved in the same period last year.

Key figures (excluding Assurant and Seguros Bilbao)

(in EUR million)	H1 2004	H1 2003	% change	Q2 2004	Q1 2004	% change	Q2 2003	% change
	Half-year			Quarterly				
Gross premiums	7,103	7,218	*(2)*	3,148	3,955	*(20)*	2,956	*6*
Life	*4,450*	*4,727*	*(6)*	*2,064*	*2,386*	*(13)*	*1,925*	*7*
Non-life	*2,653*	*2,491*	*6*	*1,084*	*1,569*	*(31)*	*1,031*	*5*
Operating expenses	(1,262)	(1,256)	*1*	(609)	(653)	*(7)*	(614)	*(1)*
Commissions	*(558)*	*(545)*	*2*	*(274)*	*(284)*	*(4)*	*(260)*	*5*
Operating costs	*(645)*	*(651)*	*(1)*	*(323)*	*(322)*	*0*	*(322)*	*0*
Technical results								
Life	344	339	*1*	172	172	*0*	171	*0*
Non-life	218	178	*22*	135	83	*64*	97	*39*
Net operating profit before realised capital gains	428	356	*20*	231	197	*17*	184	*25*
Net realised capital gains [1]	49	151	*(67)*	21	28	*(25)*	17	*32*
Net operating profit (excluding value adjustments on the equity portfolio)	477	507	*(6)*	252	225	*12*	201	*26*
Net value adjustments on the equity portfolio	230	(724)	*	67	163	*(59)*	374	*(82)*
Realised	(85)	(668)	*(87)*	15	(100)	*	(648)	*
Unrealised	*315*	*(56)*	*	*52*	*263*	*(80)*	*1,022*	*(95)*
Net operating profit	**707**	**(217)**	*	**319**	**388**	***(18)***	**574**	***(44)***
Net operating profit Assurant / Seguros Bilbao	59	183	*(68)*	30	29	*(1)*	97	*(70)*
Net operating profit -Total	**766**	**(34)**	*	**349**	**417**	***(17)***	**672**	***(48)***

[1] *Excluding equity portfolio.*

- **Gross Life premiums, excluding Assurant and Seguros Bilbao, fell 6% to EUR 4,450 million** compared with the first half of 2003. This was mainly due to the newly introduced policy in the Netherlands, which emphasises the sale of more profitable products. In Belgium premiums dropped as a result of the lower interest rate environment compared with the first half of 2003, when premiums reached exceptional levels in anticipation of reductions in rates.

  In the Netherlands, a greater focus on overall profitability resulted in 5% lower gross Life premium income, due to lower sales in single-premium individual Life business. Sales from regular-premium life policies advanced 7% due to an increase in pension insurances and mortgage-related life insurances. **Assets under management were 19% higher than at the end of June 2003.**

  In Belgium (including FB Insurance), gross Life premiums fell by 9% as a result of the lower interest rate environment compared with the first half of 2003, when premiums reached exceptional levels in anticipation of reductions in rates. Individual unit-linked products improved sharply within FB Insurance.. This was more than offset by lower sales of traditional and universal life premiums. Group life premiums increased by 10%, driven by 11% and 9% increases in single-premium policies and regular-premium policies respectively. **Assets under management were 15% higher than at the end of June 2003.**

  At Fortis Insurance International gross Life premiums increased by 1% to EUR 779 million. Higher gross premiums at CaiFor (Spain) and Fortis Assurance Vie (Luxembourg) more than compensated for lower gross premiums at Fortis Assurances (France).

- **Technical results of Life, excluding Assurant and Seguros Bilbao, increased by 1% to EUR 344 million.** This was mainly due to better results at FB Insurance and Fortis Assurances in France, partly offset by lower technical results at Fortis ASR (due to lower investment income) and at Fortis AG. In the second quarter technical results remained flat, at EUR 172 million.

- **Gross Non-life premiums, excluding Assurant and Seguros Bilbao, increased by 6% to EUR 2,653 million** as all companies improved their performances as a result of rate increases and new business.

  In the Netherlands, gross premium income increased by 5% mainly as a result of new legislation which came into effect early 2004 benefiting the Accident & Health business.

  In Belgium (including FB Insurance and FCI), gross premium income rose by 5% as a result of higher volumes in Motor and improved healthcare and disability sales within Accident & Health.

  At Fortis Insurance International, gross premium income increased by 13% to EUR 480 million, mainly due to favourable developments at Fortis Insurance (United Kingdom).

- **Technical results of Non-life, excluding Assurant and Seguros Bilbao, improved by 22% to EUR 218 million** as a result of a better claims ratio in Motor and Fire. The second quarter technical results improved by 64% to EUR 135 million compared with the first quarter of 2004.

- **Operating costs, excluding Assurant and Seguros Bilbao, came down by 1%,** thanks largely to Fortis ASR, which is beginning to benefit from the integration process started last year. Commissions increased by 2%, reflecting higher volumes in Non-life compared with last year. Staff costs dropped by 5% versus the first half of 2003 and other operating costs increased by 5%. In the first half of 2004 the number of FTEs increased by 191, from 12,874 to 13,065. This increase was largely accounted for by Fortis Insurance International, reflecting the integration of Swiss Life España and increased activities in the United Kingdom. FTEs at Fortis Insurance International rose by 9% to 2,912. FTEs at Fortis ASR remained stable at 4,973 and at Fortis AG were reduced by 1% to 4,480.

- **Excluding Assurant and Seguros Bilbao, the combined ratio was 97%,** compared with 98% for the first half of 2003, due mainly to a lower expense ratio.

Key ratios

Excluding Assurant and Seguros Bilbao	H1 2004	H1 2003	FY 2003
Combined ratio	97	98	99
Expense ratio	34	35	34
Claims ratio	63	63	65
Assets under management (in EUR billion)	73.2	60.7	65.2
FTEs	13,065	13,153	12,874

Solvency

In EUR billion	30 June 2004	31 December 2003
Net core capital	**19.0**	**18.5**
Legally required minimum	10.1	10.1
Surplus above legally required minimum	8.8	8.4
Surplus above legally required minimum (as %)	87	83
Fortis's floor	16.0	16.1
Surplus above Fortis's floor	3.0	2.4
Surplus above Fortis's floor (as %)	18	15

Net core capital is calculated conservatively. It excludes any unrealised capital gains on the bond portfolio, goodwill, and any elements of Embedded Value.

As at 30 June, **net core capital** was EUR 19.0 billion, which was EUR 8.8 billion (87%) above the legally required minimum and EUR 3.0 billion (18%) above Fortis's own floor. The **Tier-1 ratio** and **capital adequacy ratio** of the bank remained high, at 7.8% and 11.6% respectively.

The sensitivity to a 10% movement in the equity markets was EUR 0.3 billion as at 30 June 2004. In the first half-year the improved equity markets contributed substantially to the rise of Fortis's net core capital, which went up by EUR 0.5 billion. However, as a result of the declining stock markets since then, the net core capital decreased by between EUR 200 million and EUR 250 million.

Developments per business

I. Network Banking

- **Net operating profit up from EUR 409 million to EUR 893 million (+EUR 484 million)**
- **Ongoing cost savings and improving margins for Retail Banking**
- **Good results for FB Insurance**
- **Commercial Banking confirmed as a growing and strategic bottom-line contributor**

Net operating profit of **Network Banking** more than doubled, from EUR 409 million in the first half of 2003 to EUR 893 million in the first half of this year. This improvement was to a large extent driven by higher value adjustments on the equity portfolio at FB Insurance, which advanced from a loss of EUR 167 million to EUR 52 million. All three business lines of Network Banking (Retail Banking, FB Insurance and Commercial Banking) contributed to the higher net operating profit.
Retail Banking was the main contributor to the higher net operating profit, simultaneously improving revenues, cutting costs and reducing value adjustments on loans. FB Insurance saw the same developments, though on a smaller scale. Commercial Banking increased its revenues and, in line with its strategy, managed to stabilise value adjustments on loans and controlled the modest increase in its costs.

Retail Banking achieved significantly better results than last year. Total revenues grew by 11%, mainly due to increased interest income and higher commissions. In Belgium, higher volumes and more favourable margins on both loans and deposits were responsible for the rise in interest income. There has also been a shift in term deposits to more profitable products. In the Netherlands, interest income was driven by a 19% higher mortgage portfolio. In Luxembourg, interest income remained stable, despite EU fiscal harmonisation and fiscal amnesties in Belgium and Germany. In all countries commissions advanced, due to a higher production of savings and investment products encouraged by better market circumstances than last year.

Retail Banking managed to decrease the value adjustments on loans, despite the growth of its loan portfolio.

Operating costs remained under control, thanks to reductions in the number of branches and in the number of FTEs, which are on track. In the Benelux countries, the number of FTEs was cut by 7% to 12,677. In Belgium, the closure of 42 branches in the second quarter brought the number of branches down to 1,281.

Retail Banking developed a number of cross-border initiatives to allow other entities to benefit from existing expertise within the group. One recent and successful example is the roll-out of the Belgian Internet banking expertise in the Netherlands, cutting costs through the sharing of common systems on a single platform. Other examples of cross-border cooperation within Retail Banking are the international selection of investment solutions and the establishment of a cross-border Personal Banking school to improve the service level offered to major Retail customers.

The number of PC Banking contracts continues to grow. More than 675,000 customers now use the service in Belgium and the 100,000 mark has been passed in Luxembourg.

At **FB Insurance**, the Life business enjoyed well-sustained business, with gross premium income amounting to EUR 1,277 million. This represented a modest decrease of 6% compared with the exceptionally high volumes of the first half of 2003, which were realised in the context of declining interest rates. The significant underwriting in Traditional Life and Savings of EUR 949 million was driven by a successful commercial campaign aimed at guaranteed Life products. Unit-linked gross premiums rose by 61% to EUR 258 million. Non-life gross premium income advanced 6% to EUR 92 million, driven by Motor and Fire.

Net operating profit before realised capital gains advanced 16% to EUR 97 million thanks to the technical result of Life, which benefited from an improved investment margin mainly attributable to higher volumes and returns. Higher value adjustments on the equity portfolio, due to the improved equity markets boosted net operating profit to EUR 150 million. Non-life achieved lower technical results, due to higher claims in the Fire business, but is still maintaining an excellent combined ratio of 90%.

Commercial Banking's total revenues increased by 7% in the first half of 2004, compared with the corresponding period in 2003. On a like-for-like basis, excluding the impact of the sale of Fortis Bank's activities in Hong Kong, revenues rose by 9%. All entities saw their revenue growth rise. The growth rate is higher in specialised, high value-adding activities (Leasing and Factoring) and in those parts of the business where Fortis is considered to be a challenger. Credits to customers and the underlying Risk-Weighted Assets increased, but at a slower rate than revenues. These credits are also tending to shift from classic credits towards specialised asset-backed solutions. Costs increased as well, but at a significantly lower pace than revenues. Value adjustments on the loan portfolio remained at the same level as the previous year.

In the Netherlands Fortis Bank was chosen best commercial bank of the year for 2004. This prize, which was also awarded for the Corporate Banking activities in the Netherlands, was the outcome of the annual study conducted by Het Financieele Dagblad, Vallstein consultancy and Erasmus University on the quality of banking services. The survey was held among 4,900 companies in the Netherlands with sales exceeding EUR 10 million. Fortis Bank ranked above average on virtually all parts of the survey. It stands out in particular in the areas of complaints handling, accessibility and lending. The award proves that the 'Act as One' strategy for these businesses is successful and appreciated by customers. This strategy, which enables customers to arrange all their financial services internationally via a single contact (the Global Relationship Manager), is the basis for Commercial Banking's growth in the segment of internationally active companies with complex financial needs.

Fortis Lease Group nearly finalised the acquisition of Deutsche Bank's subsidiary Deutsche Immobilien Leasing France (DIL). DIL's portfolio of real estate leasing stands at approximately EUR 600 million. The acquisition will allow Fortis to offer a full range of real estate lease solutions to its Corporate and Commercial Banking customers. It also strengthens the position of Fortis Lease in Europe as a leading provider of financial leasing services for investment goods used for professional purposes.

II. Merchant Banking

- **Net operating profit for first half of 2004 up 16% from EUR 215 million to EUR 249 million**
- **Improved customer activity across all sectors and geographic areas**
- **Significant decrease in loan loss provisions**

Merchant Banking's net operating profit for the first half of 2004 came to EUR 249 million, a 16% increase compared with last year. The increase was driven by lower value adjustments on loans and lower value adjustments on the equity portfolio and higher sales activities, partially offset by disappointing trading results and the unfavourable US dollar exchange rate effect on Corporate Banking's results. In the second quarter net operating profit advanced to EUR 152 million, up 18% from the corresponding period in the previous year and 57% higher than in the first quarter. This increase reflects improved customer activity and better trading results in the second quarter.

Merchant Banking is boosting business with the Corporate and Institutional customer base within and outside the Benelux region. Its focussed sectors such as Shipping, Trade & Commodity Finance and Export & Project Finance contributed significantly to the excellent result and confirmed the leading role of Fortis Bank in those market segments. Commission income from Financial Advisory also went up, in line with the improved economic climate.

Credit demand continued to advance in line with Merchant Banking's policy of selectively bolstering business with high potential customers. Loan loss provisions were considerably down from last year, reflecting the improved credit quality of the Merchant Banking client portfolio due to improved economic conditions and a stringent credit policy.

Second-quarter trading income rose, although markets were troubled by rising interest rates and volatile credit spreads. Still, results of market activities managed to perk up considerably in the second quarter. Results in the Foreign Exchange and Money Markets divisions in particular were excellent, with Fixed-Income Derivatives and Credit Spread Products being the other main driving forces.

Expenses were 2% lower than in the first half of 2003, illustrating that costs remain well under control.

Merchant Banking had a workforce of 2,740 FTEs at the end of June. During the second quarter Merchant Banking initiated a selective hiring programme targeting promising young talent in order to cope with the growing business segments.

Merchant Banking is gradually expanding its activities in its home markets and neighbouring countries. Although still in an early stage, expansion in Asia and operations in the United States are already delivering on their promises, with activities in both areas showing encouraging results in the first half of the year.

Euromoney named Fortis Bank 'Best Bank in Belgium' for the fourth time, citing a series of mandates in debt financing for Belgian companies and the flexible financing solutions offered by Merchant Banking. This confirms that customers welcome our integrated solutions approach and stronger relationship management.

III. Investment services

Private Banking & Trust

- **Net operating profit up by 24% from EUR 58 million to EUR 72 million compared with first half of 2003**
- **Assets under management up by 5% to EUR 53 billion compared with year-end 2003**
- **Existing and new clients introduced to an innovative integrated service offering in expanding markets**

Net operating profit went up by 24% from EUR 58 to million to EUR 72 million compared with the first half of 2003. This increase is the result of higher assets under management, an expanded service offering and strategic acquisitions. Higher revenues together with lower value adjustments on loans outweighed cost increases. Assets under management went up by 5% due to market appreciation, internal transfers and new inflows of assets, more than compensating for the outflow of - mostly low-margin – assets.

MeesPierson's service offering has defined a life-cycle approach to both private and corporate clients based on expertise in six core competencies: investments, structuring, trust & corporate services, real estate, finance and insurance.

A new fund of hedge funds, the Market Diversified Fund, and the BOAZ Private Equity Fund were introduced in Investments and the MeesPierson Dynamic Real Estate fund was introduced in Real Estate. Philanthropy services were expanded to Asia, supporting MeesPierson's fast growth in that area. The trust business witnessed the development of highly specialised products such as corporate governance and business relocation services. In Italy, MeesPierson will contribute its expertise in wealth management, financial structuring and trust to the 10% strategic stake taken by Fortis in Banca Intermobiliare.

In its growing market environment, MeesPierson is further investing in its business in order to expand its service offering and competencies, enlarge its positioning in existing markets and open new offices. The launch of this vast drive started with an image and recruitment campaign.

Fortis Investments

- **Net operating profit up to EUR 22 million (excluding the effect of the changed tax allocation)**
- **Assets under management increased by 4% to EUR 81 billion compared to year-end 2003**
- **Net revenues up 9%**
- **European Small Cap capability added**
- **Leading position in Chinese market maintained**

Net operating profit went up to EUR 22 million (excluding the effect of the changed tax allocation). Operating Profit before tax rose by 9% to EUR 34 million. Assets under management at Fortis Investments rose by EUR 3.4 billion from the end of December 2003 and by EUR 5.2 billion from the end of June 2003. Net new cash, year to date, was EUR 1.4 billion, generated in equal measure by institutional and retail clients.

Net revenues increased by 9% on the same period last year. As part of this figure, investment management fees went up 11%, reflecting a rise in the overall earnings quality.

Costs over the period were flat, excluding the impact of the Japanese acquisition and the one-off costs attributable to the pension business in the US.

At the end of June 2004, Fortis Investments had a workforce of 697 FTEs, including 180 investment professionals.

Fortis Investments continued to expand its investment capabilities through the addition of a dedicated European Small Cap capability. Its four highly experienced investment professionals will be based in its London office.

Through its joint venture Fortis Haitong, Fortis Investments now commands a 7% market share in the open-end mutual fund market in China and is ranked as the number 1 foreign joint-venture company. Fortis Haitong made a positive contribution to both revenues and profits of Fortis Investments in the first half of the year.

As part of its ongoing strategy to expand its third-party distribution in new markets, Fortis Investments opened a representative office in Switzerland.

Information Banking

- **Net operating profit for the first half of 2004 down 5% from EUR 74 million to EUR 71 million**
- **Rationalisation of operational activities**
- **Commercial efforts boosted**

Net operating profit for the first half of 2004 came down 5% from EUR 74 million to EUR 71 million. Gross revenues declined 1% due to heavy pressure on income from professional traders. However, income from hedge funds and institutional investors improved. Securities lending and arbitrage activities continued to be strong, matching the level achieved in 2003. Operating costs remained flat.

Information Banking aims to be a major partner for asset financing. Using the principle of 'asset gathering and asset utilisation', Information Banking offers securities financing, lending and yield enhancement strategies like structured products and arbitrage. Information Banking targets three client groups: professional traders, institutional investors and banks and alternative funds.

Services to professional traders are under pressure due to growing competition. By centralising the activities relating to clearing and financing transactions in international cash & derivatives, Information Banking will be able to provide improved integrated services to its customers, including transparency of supervision and more efficient allocation of capital.

The outsourcing service reflecting the 'one global broker/one global custodian' principle has been well received in the market. This service enables financial institutions and asset managers to achieve significant savings and to focus on their core activities.

Information Banking has extensive experience with alternative funds, including off-shore fund administration, financing of trade positions, clearing transactions, safekeeping of portfolios and covering of short sales. It has 1,400 funds and subfunds under administration. Total net assets increased to EUR 57 billion, thus consolidating its position as 'Best Offshore Funds Services Provider'.

The sharper focus on commercial efforts has resulted in a worldwide expansion of Information Banking's sales and account management teams.

IV. Fortis ASR

- **Net operating profit increased to EUR 303 million**
- **Both Life and Non-life contributed to the positive result**
- **Integration remains on target**
- **Non-life combined ratio remained stable at 97%**

Net operating profit for the first six months of 2004 came to EUR 303 million, compared with a loss of EUR 47 million in the first half of 2003. This recovery was due largely to the pickup in the equity market since its low in March 2003. The combined ratio Non-life remained stable at 97%. Net operating profit before realised capital gains in the first half rose sharply, by 30%, to EUR 170 million. Gross premium income in the first six months came to EUR 2,848 million, virtually equal to the level recorded in the corresponding period last year.

Gross premium income from Life came down 5%, to EUR 1,567 million. The 20% decline in the single-premium segment to EUR 574 million was caused mainly by the newly introduced policy, which emphasises the sale of more profitable products. Though single-premium income fell, higher margins were realised. Sales from regular-premium life policies advanced 7% to EUR 993 million due to an increase in pension insurances and life insurances related to mortgages. A number of large group pension contracts were concluded, helping to lift premium income. Net operating profit before realised capital gains from Life increased compared to last year as a result of higher (non allocated) financial income, lower costs, lower special charges and lower tax.

Gross premium income from Non-life increased 6% to EUR 1,281 million. In particular, Accident & Health (+8% to EUR 698 million) and Fire (+5% to EUR 174 million) recorded sound growth. The increase at Health was due mainly to the effect of the Extended Compulsory Sick Pay Act (*WULBZ2*), introduced on 1 January, the requirement to extend sick pay to two years, and to the growth of medical insurances. Premium income in Motor went up 2% to EUR 266 million. Net operating profit before realised capital gains in Non-life advanced significantly.

The integration and harmonisation process introduced last year has resulted in a decline in operating costs and a reduction in the number of FTEs. Operating costs came down 6% to EUR 267 million, partly as a result of the allocation of operating costs to Fortis Bank due to the transfer of mortgages to Fortis Bank. Of the 750 FTEs targeted for reduction in the period 2003-2006, more than 300 have been achieved. Where necessary, agency staff was hired. The number of FTEs now stands at 4,973.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit increased EUR 307 million to EUR 181 million**
- **Gross Life premiums decreased 14% to EUR 827 million**
- **Gross Non-life premiums grew 3% to EUR 487 million**
- **Combined ratio decreased to 95%, compared with 98% last year**
- **Operating costs remained flat**

Net operating profit increased by EUR 307 million to EUR 181 million. This increase was entirely due to higher value adjustments on the equity portfolio. Net operating profit before realised capital gains decreased by 7% to EUR 100 million, reflecting smaller investment margins due to one-off charges and a lower contribution from real estate development. The resulting lower Life technical results were not fully offset by higher technical results of Non-Life. Operating costs did not increase and the total number of FTEs was reduced by 1% since year-end 2003 to 4,480.

Compared with the first six months of 2003, total gross premium income declined by 8% to EUR 1,314 million. Life registered a 14% decrease, to EUR 827 million, and Non-life a growth of 3% to EUR 487 million.

Individual Life premiums decreased 26% to EUR 497 million. The drop in premium income can be attributed to two major factors. First, growth during the first half of 2003 was exceptionally high. Second, the management decided not to match competitors' pricing on non-profitable products with high guarantees. More importantly, however, assets under management in Individual Life continued to grow at an attractive rate of 7% since the start of the year. The sale of products entailing a tax benefit increased by 29% thanks to the successful introduction of the Voluntary Supplementary Pension for the Self-employed.

Employee Benefits' gross premium income rose to EUR 330 million, up 12% as from the first six months of 2003. The increase was attributable firstly to sound growth in the core business, secondly to the sale of new early retirement plans and thirdly to the continued success of the flexible e-Volulife products. The new law on Supplementary Pensions, which came into force at the beginning of 2004, opens significant growth perspectives in the field of sector-wide pension plans and pensions funds.

In Non-life, the increase in gross premium income of 3%, to EUR 487 million, was due to continued growth of both the portfolio and of the average premium. Growth of the portfolio was attributable, among other things, to Familis and Modulis, the comprehensive offer of insurance products intended for retail customers and small enterprises, respectively. In both markets one out of two new business transactions was realised via the comprehensive insurance offer. Fortis AG currently has 122,000 Familis customers and 32,000 Modulis customers in portfolio with an average of 2.39 and 3.58 policies per customer, respectively.

The improvement in technical results of Non-Life by more than 22% was driven mainly by the Individual insurance market, especially in Motor and Home insurance product lines, showing a lower claims frequency and lower average costs. The market of small and medium-sized enterprises posted a result comparable with the corresponding period in the previous year. The combined ratio decreased to 95%, compared with 98% last year.

With respect to the health insurance lines, steady improvements in the range of products and the quality of related services in previous years generated an increase in premium income of 12%.

Fortis Insurance International (excluding Seguros Bilbao)

- **Net operating profit up from EUR 26 million to EUR 73 million**
- **Fortis Corporate Insurance net operating profit more than doubled**
- **Strong Life premium growth posted in Asia**
- **Creation of Millenniumbcp Fortis Insurance Group in Portugal**

Net operating profit went up from EUR 26 million to EUR 73 million. This sharp rise was driven by the successful turnaround of Fortis Assurances in France, very good results of Fortis Corporate Insurance and the negative impact of value adjustments on the equity portfolio in 2003. Net operating profit before realised capital gains increased by 79% to 61 million.

The commercial success of the Asian operations was illustrated through strong growth of Life premiums in China and in Malaysia.

On 19 July, Fortis announced the creation of **Millenniumbcp Fortis Insurance Group**, the largest life insurance and bancassurance company in **Portugal**. Fortis will acquire 50% and management control over the joint venture and will become the exclusive bancassurance partner of BCP in Portugal.

- **Europe**

Through the acquisitions of Swiss Life España and SCH Previsión, **CaiFor (Spain)** became the largest provider of group life business in Spain, with already over EUR 12 billion in assets under management. CaiFor today has a total of EUR 24 billion in assets under management. In individual Life, gross premiums edged down overall by 3%, but new production in risk products rose sharply as a result of continued commercial efforts of the "la Caixa" network, resulting in a more profitable business mix. Strong growth of gross premium income (+15%) was posted in Non-life products with Accident & Health growing by 33% and Fire by 17%.

Fortis Insurance (United Kingdom) posted a strong half-year performance. Gross premium income grew by 13%. Motor recorded strong policy growth with sound profitability margins. Household continued to improve and there were significant increases in premium income for Travel and Commercial Lines.

Fortis Assurances Vie (Luxembourg) successfully rolled out its bancassurance distribution in its home market and benefited from the Freedom of Services act, resulting in a 4% increase in gross premium income. The company is building a strong reputation in Group Life.

In France, over 60% of new underwriting at **Fortis Assurances** was unit-linked. The company introduced a more favourable commission structure in order to improve cost control. The company is benefiting from the fully implemented restructuring plan.

With 6% premium growth, **Fortis Corporate Insurance** confirmed its position as a leading provider for medium-sized and large corporates in the Benelux region. Based on very strong results in all lines, and mainly in Property, net operating profit more than doubled on the back of a better claims ratio.

- **Asia**

Taiping Life (China) realised strong premium growth (+71% in local currency and +44% in euros) through bancassurance and also in the group Life business. Taiping Pension Company engaged in supplementary corporate pension activities, starting in the northeastern province of Liaoning. The company seeks to expand IGP John Hancock-related group Life business with multinationals, capitalising on Fortis's relationships with the European parent companies. Fortis actively seeks to leverage its European group Life expertise to the Chinese market.

Mayban Fortis (Malaysia) further implemented the fully integrated bancassurance business model. Based on the successful launch of new life products, Mayban Life acquired a second-place market position with a 14% market share in terms of new business. Life premium income grew by 113% in local currency and by 79% in euros.

The **Muang Thai Fortis** deal **(Thailand)** was closed in mid-June 2004. Fortis seconded four members of staff to key management positions in this new partnership.

REVIEW REPORT

Introduction

We have reviewed the half-year interim financial information as of 30 June 2004 of Fortis. The interim financial information is the responsibility of the management of Fortis. Our responsibility is to issue a report on the interim financial information based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the half-year interim financial information as of 30 June 2004 for them to be in conformity with generally accepted accounting principles for interim financial information.

Utrecht, 26 August 2004

KPMG Accountants N.V.

Brussels, 26 August 2004

PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
represented by Y. Vandenplas and L. Discry

Annexes to report on first halfyear figures 2004 of Fortis

Reconciliation operating profit before and after taxation
(in EUR million)

	Gross	Taxation and minority interests	Net
First halfyear 2004			
Operating result	**2,145.9**	**(680.5)**	**1,465.4**
less: Realized value differences shares	(55.8)	(36.5)	(92.3)
less: Realized value differences other	488.7	(156.4)	332.3
Operating result before realized value differences	**1,713.0**	**(487.6)**	**1,225.4**
First halfyear 2003			
Operating result	**1,062.4**	**(287.0)**	**775.4**
less: Realized value differences shares	(1,049.2)	402.1	(647.1)
less: Realized value differences other	753.2	(253.3)	499.9
Operating result before realized value differences	**1,358.4**	**(435.8)**	**922.6**

Annexes to report on first halfyear figures 2004 of Fortis

Consolidated profit and loss account
(in EUR million)

	First halfyear 2004	*First halfyear 2003*	*Percentage change*
Revenues:			
Insurance premiums	6,829.7	9,394.7	(27)
Interest income	17,269.6	13,032.4	33
Commissions and fees	981.5	870.7	13
Results from financial transactions			
- on behalf of policyholders	591.2	200.4	*
- other [1]	514.9	53.5	*
Other revenues			
- on behalf of policyholders	158.5	150.2	6
- other	1,005.5	1,105.3	(9)
Total revenues	27,350.9	24,807.2	10
Interest expense	(13,823.9)	(9,735.3)	42
Total revenues, net of interest expense	**13,527.0**	**15,071.9**	**(10)**
Technical charges insurance	(7,181.2)	(8,433.7)	(15)
Value adjustments	(154.8)	(402.2)	(62)
Net revenues	6,191.0	6,236.0	(1)
Operating expenses	(4,045.1)	(5,173.6)	(22)
Operating result before taxation	**2,145.9**	**1,062.4**	*
Taxation	(626.6)	(213.7)	*
Operating group profit	1,519.3	848.7	79
Minority interests	53.9	73.3	(27)
Net operating profit before value differences	**1,465.4**	**775.4**	**89**
Value differences on the equity portfolio [2]	363.6	(93.0)	
Net operating profit	**1,829.0**	**682.4**	*
Non-operating items:			
- Reorganisation provision (Insurance)	(5.5)	(11.5)	
- Reorganisation provision (Banking)	(24.0)		
- IPO Fortis Assurant	118.6		
- Seguros Bilbao (Insurance)	143.1		
- Fortis Bank Asia (Banking)	16.6		
Non-operating items after taxation	248.8	(11.5)	*
Net profit	**2,077.8**	**670.9**	*

1) *Including realised results on hedging transactions.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first halfyear figures 2004 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 June 2004	*31 December 2003*
Assets		
Cash	7,768.0	8,286.4
Trading securities	30,210.0	23,458.2
Investments	159,301.8	157,994.8
Loans and advances to credit institutions	87,644.6	79,445.8
Loans and advances to customers	211,552.9	182,039.2
Reinsurers' share of technical provisions	2,095.0	5,486.6
Deferred acquisition costs	1,528.1	2,788.5
Prepayments and accrued income	27,787.8	28,053.2
Investments on behalf of policyholders	17,999.3	19,946.2
Other assets	16,719.0	15,751.1
Total assets	**562,606.5**	**523,250.0**
Liabilities		
Amounts owed to credit institutions	129,948.6	109,368.4
Amounts owed to customers	217,394.2	187,423.4
Debt certificates	51,287.7	52,278.9
Technical provisions	56,973.3	64,410.1
Technical provisions related to investments on behalf of policyholders	18,100.0	20,379.9
Accruals and deferred income	27,044.4	27,420.9
Other liabilities	34,008.0	34,571.3
Convertible notes	0.0	0.0
Subordinated convertible note (FRESH) *	1,250.0	1,250.0
Subordinated liabilities *	9,894.7	9,923.1
	545,900.9	507,026.0
Fund for general banking risks *	2,207.4	2,209.1
Minority interests in group equity	1,467.9	2,120.7
Net equity	13,030.3	11,894.2
Group equity *	14,498.2	14,014.9
Total liabilities	**562,606.5**	**523,250.0**
* Risk-bearing capital	27,850.3	27,397.1

Annexes to report on first halfyear figures 2004 of Fortis

Consolidated statement of cash flow
(in EUR million)

	First halfyear 2004	*2003*
Cash flow from operating activities:		
Net profit	2,077.8	2,197.4
Adjustment to reconcile net profit to net cash provided by operating activities:		
- Minority interest	53.9	144.3
- Value adjustments on receivables	144.2	760.1
- Value adjustments on real estate	8.8	22.2
- Depreciation, amortization and other value adjustments	650.0	2,536.3
- Foreign exchange gains/losses on debt securities	(507.4)	1,760.2
- Gains/losses realized on sale of investment securities	(379.7)	657.0
- Gains/losses realized on sale of real estate	(37.5)	(102.3)
- Value adjustments on the investment portfolio of shares	(354.3)	(740.9)
- Unrealized gains/losses on trading portfolio	(62.0)	(361.9)
- Other	(9.7)	(99.2)
Net change in operating assets and liabilities, excluding effects of acquisitions:		
- Trading securities	(6,689.7)	(8,578.1)
- Deferred acquisition costs	(197.5)	(1,789.3)
- Prepayment and accrued income	(91.7)	(340.9)
- Investments on behalf of policyholders	(590.1)	(1,009.2)
- Other assets	(1,305.3)	(1,090.8)
- Technical provisions	(1,218.6)	4,463.1
- Accruals and deferred income	16.8	981.1
- Liabilities related to investments on behalf of policyholders	224.7	1,336.7
- Other liabilities	2,434.8	8,117.8
Net cash provided by operating activities	**(5,832.5)**	**8,863.6**
Cash flow from investing activities:		
Purchase of investments	(35,470.6)	(95,758.8)
Proceeds from sale/maturities of investments	29,247.9	74,530.6
Net increase in loans and advances to credit institutions	(9,402.2)	4,109.8
Net increase in loans and advances to customers	(32,170.5)	(10,859.9)
Purchase/sale of business, net of cash included	1,717.9	115.2
Net purchase of tangible fixed assets and intangible assets	(99.5)	(341.9)
Net cash used in investing activities	**(46,177.0)**	**(28,205.0)**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	20,826.5	12,822.4
Change in amounts owed to customers	32,315.2	9,788.1
Change in debt certificates	(131.5)	2,315.3
Change in convertible notes		(1,256.1)
Change in subordinated liabilities	121.3	433.5
Capital issued by Fortis		34.0
Change in minority interest in group equity	(428.2)	
Dividends paid	(1,216.4)	(1,222.5)
Net cash provided by financing activities	**51,486.9**	**22,914.7**
Net increase (decrease) in cash	(522.6)	3,573.3
Cash at beginning of the period	8,286.4	4,484.8
Effect of exchange rate	4.2	228.3
Cash at end of the period	**7,768.0**	**8,286.4**

Annexes to report on first halfyear figures 2004 of Fortis

Key figures per share

	First halfyear 2004	*First halfyear 2003*
	EUR	EUR
Fortis		
Net operating profit before value differences	1.13	0.60
Net operating profit	1.41	0.53
Net profit	1.60	0.52
After full conversion [1]	1.56	0.51
Net equity	10.04	9.16 [3]
Average number of shares outstanding [2]	1,298,200,094	1,295,379,559
Number of shares outstanding end of period [2]	1,298,200,094	1,298,200,094 [3]

1) After exercise of warrants and options and full conversion of convertible bonds.
2) Upon economical withdrawal of shares issued under the FRESH-agreement.
3) Year-end 2003.

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2003	**11,894.2**
Net profit	2,077.8
Dividend	(1,190.9)
Revaluation of investments	52.2
Reversal of revaluation on sale of investments	(74.1)
Taxation	4.9
Goodwill	177.2
Translations differences	85.1
Other changes in net equity	3.9
Net equity at 30 June 2004	**13,030.3**

Solvency

	Floor	*Cap*
Net core capital [1]	18,955.6	18,955.6
Solvency requirement	16,002.0	20,170.6
Solvency surplus / deficit	2,953.6	(1,215.0)
Net core capital as multiple of solvency target	1.18	0.94

1) Consists of Group equity, Fund for general banking risks and Tier 1 loans.

Annexes to report on first halfyear figures 2004 of Fortis

Profit and Loss account by sector
(in EUR million)

				First halfyear 2004
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	6,829.7			6,829.7
Interest income	1,322.0	16,223.0	(275.4)	17,269.6
Commissions and fees		982.5	(1.0)	981.5
Results from financial transactions				
- on behalf of policyholders	591.2			591.2
- other	11.5	497.3	6.1	514.9
Other revenues				
- on behalf of policyholders	158.5			158.5
- other	607.8	397.6	0.1	1,005.5
Total revenues	9,520.7	18,100.4	(270.2)	27,350.9
Interest expense	(154.8)	(13,894.3)	225.2	(13,823.9)
Total revenues, net of interest expense	**9,365.9**	**4,206.1**	**(45.0)**	**13,527.0**
Technical charges insurance	(7,181.2)			(7,181.2)
Value adjustments	(8.4)	(146.4)		(154.8)
Net revenues	2,176.3	4,059.7	(45.0)	6,191.0
Operating expenses	(1,449.5)	(2,534.1)	(61.5)	(4,045.1)
Operating result before taxation	**726.8**	**1,525.6**	**(106.5)**	**2,145.9**
Taxation	(243.1)	(409.4)	25.9	(626.6)
Operating group profit	483.7	1,116.2	(80.6)	1,519.3
Minority interests	21.2	32.7		53.9
Net operating profit before value differences	**462.5**	**1,083.5**	**(80.6)**	**1,465.4**
Value differences on the equity portfolio [2]	303.2	74.0	(13.6)	363.6
Net operating profit	**765.7**	**1,157.5**	**(94.2)**	**1,829.0**
Non-operating items after taxation	99.6	(7.4)	156.6	248.8
Net profit	**865.3**	**1,150.1**	**62.4**	**2,077.8**
Net interest income		2,328.7		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Relates to unrealized capital gains on the equity portfolio.*

Annexes to report on first halfyear figures 2004 of Fortis

Profit and Loss account by sector
(in EUR million)

				First halfyear 2003
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	9,394.7			9,394.7
Interest income	1,648.4	11,557.9	(173.9)	13,032.4
Commissions and fees		872.5	(1.8)	870.7
Results from financial transactions				
- on behalf of policyholders	200.4			200.4
- other [2]	(851.4)	903.2	1.7	53.5
Other revenues				
- on behalf of policyholders	150.2			150.2
- other	748.8	356.0	0.5	1,105.3
Total revenues	11,291.1	13,689.6	(173.5)	24,807.2
Interest expense	(368.3)	(9,469.0)	102.0	(9,735.3)
Total revenues, net of interest expense	**10,922.8**	**4,220.6**	**(71.5)**	**15,071.9**
Technical charges insurance	(8,433.7)			(8,433.7)
Value adjustments	(26.7)	(375.5)		(402.2)
Net revenues	2,462.4	3,845.1	(71.5)	6,236.0
Operating expenses	(2,522.0)	(2,603.6)	(48.0)	(5,173.6)
Operating result before taxation	**(59.6)**	**1,241.5**	**(119.5)**	**1,062.4**
Taxation	83.9	(329.2)	31.6	(213.7)
Operating group profit	24.3	912.3	(87.9)	848.7
Minority interests	26.0	28.5	18.8	73.3
Net operating profit before value differences	**(1.7)**	**883.8**	**(106.7)**	**775.4**
Value differences on the equity portfolio [3]	(32.6)	(33.0)	(27.4)	(93.0)
Net operating profit	**(34.3)**	**850.8**	**(134.1)**	**682.4**
Non-operating items after taxation	(11.5)			(11.5)
Net profit	**(45.8)**	**850.8**	**(134.1)**	**670.9**
Net interest income		2,088.9		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Including realised results on hedging transactions.*
[3] *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first halfyear figures 2004 of Fortis

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
First halfyear 2004			
Operating result	**726.8**	**(264.3)**	**462.5**
less: Realized value differences shares	(48.8)	(36.6)	(85.4)
less: Realized value differences other	60.2	(10.8)	49.4
Operating result before realized value differences	**715.4**	**(216.9)**	**498.5**
First halfyear 2003			
Operating result	**(59.6)**	**57.9**	**(1.7)**
less: Realized value differences shares	(1,086.2)	412.3	(673.9)
less: Realized value differences other	234.8	(78.7)	156.1
Operating result before realized value differences	**791.8**	**(275.7)**	**516.1**

			Banking
	Gross	*Taxation and minority interests*	*Net*
First halfyear 2004			
Operating result	**1,525.6**	**(442.1)**	**1,083.5**
less: Realized value differences shares	(13.2)	0.1	(13.1)
less: Realized value differences other	428.5	(145.6)	282.9
Operating result before realized value differences	**1,110.3**	**(296.6)**	**813.7**
First halfyear 2003			
Operating result	**1,241.5**	**(357.7)**	**883.8**
less: Realized value differences shares	37.0	(10.2)	26.8
less: Realized value differences other	516.7	(174.7)	342.0
Operating result before realized value differences	**687.8**	**(172.8)**	**515.0**

Annexes to report on first halfyear figures 2004 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	30 June 2004 Total
Assets				
Cash	1,782.8	7,306.4	(1,321.2)	7,768.0
Trading securities		30,210.0		30,210.0
Investments	52,528.0	106,679.3	94.5	159,301.8
Loans and advances to credit institutions	917.8	87,801.8	(1,075.0)	87,644.6
Loans and advances to customers	8,635.2	207,933.3	(5,015.6)	211,552.9
Reinsurers' share of technical provisions	2,095.0			2,095.0
Deferred acquisition costs	1,528.1			1,528.1
Prepayments and accrued income	1,207.6	26,723.0	(142.8)	27,787.8
Investments on behalf of policyholders	17,999.3			17,999.3
Other assets	10,163.6	10,963.0	(4,407.6)	16,719.0
Total assets	**96,857.4**	**477,616.8**	**(11,867.7)**	**562,606.5**
Liabilities				
Amounts owed to credit institutions	3,883.7	128,590.5	(2,525.6)	129,948.6
Amounts owed to customers		232,726.1	(15,331.9)	217,394.2
Debt certificates	1,339.4	40,502.7	9,445.6	51,287.7
Technical provisions	56,973.3			56,973.3
Technical provisions related to investments on behalf of policyholders	18,100.0			18,100.0
Accruals and deferred income	460.1	26,768.9	(184.6)	27,044.4
Other liabilities	7,877.0	27,753.7	(1,622.7)	34,008.0
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,168.1	8,947.0	(220.4)	9,894.7
	89,801.6	465,288.9	(9,189.6)	545,900.9
Fund for general banking risks		2,207.4		2,207.4
Minority interests in group equity	730.9	737.0		1,467.9
Net equity	6,324.9	9,383.5	(2,678.1)	13,030.3
Group equity	7,055.8	10,120.5	(2,678.1)	14,498.2
Total liabilities	**96,857.4**	**477,616.8**	**(11,867.7)**	**562,606.5**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2004 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	*31 December 2003* Total
Assets				
Cash	1,870.1	6,890.0	(473.7)	8,286.4
Trading securities		23,458.2		23,458.2
Investments	54,093.1	103,799.7	102.0	157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9	(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	(3,020.4)	182,039.2
Reinsurers' share of technical provisions	5,486.6			5,486.6
Deferred acquisition costs	2,788.5			2,788.5
Prepayments and accrued income	1,283.7	27,000.7	(231.2)	28,053.2
Investments on behalf of policyholders	19,946.2			19,946.2
Other assets	6,323.7	10,447.4	(1,020.0)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**
Liabilities				
Amounts owed to credit institutions	1,821.7	109,036.2	(1,489.5)	109,368.4
Amounts owed to customers		201,805.2	(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,268.6	52,278.9
Technical provisions	64,410.1			64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9			20,379.9
Accruals and deferred income	692.9	26,628.3	99.7	27,420.9
Other liabilities	8,021.5	27,195.6	(645.8)	34,571.3
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,336.8	9,566.7	(980.4)	9,923.1
	98,734.7	412,170.5	(3,879.2)	507,026.0
Fund for general banking risks		2,209.1		2,209.1
Minority interests in group equity	750.6	934.7	435.4	2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)	11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)	14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2004 of Fortis

Assets under management by origin
(in EUR million)

		30 June 2004		31 December 2003		Percentage change
Investments insurance	52,528.0		54,093.1		(3)	
Investments banking	106,679.3		103,799.7		3	
Total investments for own account [1]		159,301.8		157,994.8		1
Investments on behalf of policyholders		17,999.3		19,946.2		(10)
- Private Banking	52,878.0		50,147.2		5	
- Asset Management	81,338.1		77,951.0		4	
- Other	21,914.7		18,726.0		17	
- Intercompanies	(21,287.3)		(18,805.7)			
Funds under management		134,843.5		128,018.5		5
Total assets under management		**312,144.6**		**305,959.5**		**2**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

30 June 2004

	Shares	Land and buildings	Debt securities	Total
Private Banking	22,530.0		30,348.0	52,878.0
Asset Management	34,513.5	594.0	46,230.6	81,338.1
Other	1,920.3	494.7	19,499.7	21,914.7
Subtotaal	58,963.8	1,088.7	96,078.3	156,130.8
Eliminations	(7,529.3)	(176.6)	(13,581.4)	(21,287.3)
Total funds under management	**51,434.5**	**912.1**	**82,496.9**	**134,843.5**

Roll-forward funds under management for the first halfyear 2004
(in EUR million)

	Private Banking	Asset Management	Other	Eliminations	Total
Closing balance at 31 December 2003	50,147.2	77,951.0	18,726.0	(18,805.7)	128,018.5
Net new means	(384.2)	1,380.1	1,192.9	(446.6)	1,742.2
Capital gains/losses	2,057.5	1,824.6	26.8	9.0	3,917.9
Transfer between business lines and other	1,057.5	182.4	1,969.0	(2,044.0)	1,164.9
Closing balance at 30 June 2004	**52,878.0**	**81,338.1**	**21,914.7**	**(21,287.3)**	**134,843.5**

Annexes to report on first halfyear figures 2004 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First halfyear 2004	*First halfyear 2003*
Fortis ASR		
Total revenues, net of interest expense	3,483.9	2,693.1
Operating result before taxation	280.5	(239.2)
Net operating profit before realized value differences	169.7	130.3
Total assets	39,909.8	37,444.8 [2]
Fortis AG		
Total revenues, net of interest expense	1,758.4	1,772.4
Operating result before taxation	122.5	59.7
Net operating profit before realized value differences	99.9	107.8
Total assets	18,732.2	17,915.1 [2]
FB Insurance		
Total revenues, net of interest expense	1,869.7	1,597.9
Operating result before taxation	147.4	(152.9)
Net operating profit before realized value differences	96.8	83.7
Total assets	20,465.2	17,289.0 [2]
Fortis International		
Total revenues, net of interest expense	1,718.3	1,733.4
Operating result before taxation	94.7	42.0
Net operating profit before realized value differences	61.2	43.2
Total assets	17,169.0	15,062.1 [2]
Assurant, Inc.		
Total revenues, net of interest expense	535.6	3,126.0
Operating result before taxation	81.7	230.8
Net operating profit before realized value differences	70.9	151.1
Total assets	687.8	18,348.1 [2]
Insurance		
Total revenues, net of interest expense	9,365.9	10,922.8
Operating result before taxation	726.8	(59.6)
Net operating profit before realized value differences	498.5	516.1
Total assets [1]	96,857.4	105,967.6 [2]

1) *Including eliminations.*
2) *Year-end 2003.*

Annexes to report on first halfyear figures 2004 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First halfyear 2004 Total
Revenues:			
Insurance premiums	4,474.2	2,355.5	6,829.7
Interest income	1,103.6	218.4	1,322.0
Results from financial transactions			
- on behalf of policyholders	591.2		591.2
- other	16.9	(5.4)	11.5
Other revenues			
- on behalf of policyholders	158.5		158.5
- other	499.9	107.9	607.8
Total revenues	6,844.3	2,676.4	9,520.7
Interest expense	(139.1)	(15.7)	(154.8)
Total revenues, net of interest expense	**6,705.2**	**2,660.7**	**9,365.9**
Technical charges insurance	(5,618.9)	(1,562.3)	(7,181.2)
Value adjustments	(7.7)	(0.7)	(8.4)
Net revenues	1,078.6	1,097.7	2,176.3
Operating expenses	(666.5)	(783.0)	(1,449.5)
Operating result before taxation	**412.1**	**314.7**	**726.8**
Taxation	(146.9)	(96.2)	(243.1)
Operating group profit	265.2	218.5	483.7
Minority interests	20.0	1.2	21.2
Net operating profit before value differences	**245.2**	**217.3**	**462.5**
Value differences on the equity portfolio [1]	255.8	47.4	303.2
Net operating profit	**501.0**	**264.7**	**765.7**
Non-operating items after taxation	69.0	30.6	99.6
Net profit	**570.0**	**295.3**	**865.3**
Technical result:			
- Life	348.1		
- Accident & Health		98.0	
- Motor		70.9	
- Fire		53.8	
- Other		17.4	
Total technical result	**348.1**	**240.1**	
Realized and unrealized capital gains	15.4	(5.4)	
Other	48.6	80.0	
Operating result before taxation	**412.1**	**314.7**	

[1] *Relates to unrealized capital gains on the equity portfolio.*

Annexes to report on first halfyear figures 2004 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	*First halfyear 2003* Total
Revenues:			
Insurance premiums	5,099.1	4,295.6	9,394.7
Interest income	1,292.9	355.5	1,648.4
Results from financial transactions			
- on behalf of policyholders	200.4		200.4
- other [1]	(758.0)	(93.4)	(851.4)
Other revenues			
- on behalf of policyholders	150.2		150.2
- other	558.2	190.6	748.8
Total revenues	6,542.8	4,748.3	11,291.1
Interest expense	(319.3)	(49.0)	(368.3)
Total revenues, net of interest expense	**6,223.5**	**4,699.3**	**10,922.8**
Technical charges insurance	(5,791.7)	(2,642.0)	(8,433.7)
Value adjustments	(21.7)	(5.0)	(26.7)
Net revenues	410.1	2,052.3	2,462.4
Operating expenses	(772.6)	(1,749.4)	(2,522.0)
Operating result before taxation	**(362.5)**	**302.9**	**(59.6)**
Taxation	177.8	(93.9)	83.9
Operating group profit	(184.7)	209.0	24.3
Minority interests	24.9	1.1	26.0
Net operating profit before value differences	**(209.6)**	**207.9**	**(1.7)**
Value differences on the equity portfolio [2]	(3.8)	(28.8)	(32.6)
Net operating profit	**(213.4)**	**179.1**	**(34.3)**
Non operating items after taxation	(11.5)		(11.5)
Net profit	**(224.9)**	**179.1**	**(45.8)**
Technical result:			
- Life	392.0		
- Accident & Health		179.6	
- Motor		70.3	
- Fire		26.1	
- Other		70.8	
Total technical result	**392.0**	**346.8**	
Realized and unrealized capital gains	(757.6)	(93.3)	
Exceptional income and charges	(2.5)	(2.5)	
Other	5.6	51.9	
Operating result before taxation	**(362.5)**	**302.9**	

1) *Including realisedresults on hedging transactions.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio*

Annexes to report on first halfyear figures 2004 of Fortis

Specification of net premiums earned
(in EUR million)

	Life				*Non-life*	*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First halfyear 2004						
Gross premiums	4,509.0	1,127.6	778.1	541.0	709.3	7,665.0
Ceded reinsurance premiums	(34.8)	(223.1)	(1.2)	(71.8)	(179.3)	(510.2)
Net change in provisions for unearned premiums		(135.8)	(67.6)	(52.5)	(69.2)	(325.1)
Total net premiums earned	**4,474.2**	**768.7**	**709.3**	**416.7**	**460.8**	**6,829.7**
First halfyear 2003						
Gross premiums	5,163.9	2,324.8	816.1	539.6	2,154.7	10,999.1
Ceded reinsurance premiums	(64.8)	(303.9)	(4.8)	(92.6)	(749.2)	(1,215.3)
Net change in provisions for unearned premiums		(145.3)	(74.5)	(46.8)	(122.5)	(389.1)
Total net premiums earned	**5,099.1**	**1,875.6**	**736.8**	**400.2**	**1,283.0**	**9,394.7**

Net premiums earned by line of business, by region
(in EUR million)

	Life				*Non-life*	*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First halfyear 2004						
Belgium	2,095.8	153.8	176.8	160.8	72.8	2,660.0
The Netherlands	1,549.7	378.4	262.1	163.8	186.2	2,540.2
Luxembourg	255.5	0.4		3.8	1.0	260.7
Total Benelux	3,901.0	532.6	438.9	328.4	260.0	5,460.9
United States	58.4	209.0			165.7	433.1
Rest of the world	514.8	27.1	270.4	88.3	35.1	935.7
Total	**4,474.2**	**768.7**	**709.3**	**416.7**	**460.8**	**6,829.7**
First halfyear 2003						
Belgium	2,303.0	147.1	162.7	150.3	70.2	2,833.3
The Netherlands	1,602.4	341.3	259.6	150.0	185.0	2,538.3
Luxembourg	246.3	0.4		3.4	1.0	251.1
Total Benelux	4,151.7	488.8	422.3	303.7	256.2	5,622.7
United States	372.9	1,356.1			990.2	2,719.2
Rest of the world	574.5	30.7	314.5	96.5	36.6	1,052.8
Total	**5,099.1**	**1,875.6**	**736.8**	**400.2**	**1,283.0**	**9,394.7**

Annexes to report on first halfyear figures 2004 of Fortis

Specification life insurance premiums
(in EUR million)

	First halfyear 2004	*First halfyear 2003*	*Percentage change*
Individual premiums	3,580.4	4,292.7	(17)
Premiums under group contracts	928.6	871.2	7
Gross premiums	**4,509.0**	**5,163.9**	**(13)**
Periodic premiums	2,045.7	2,150.8	(5)
Single premiums	2,463.3	3,013.1	(18)
Gross premiums	**4,509.0**	**5,163.9**	**(13)**
Premiums from:			
- Non-bonus contracts	798.2	1,140.8	(30)
- Bonus contracts	2,558.4	2,943.2	(13)
- Contracts where the policyholders bear the investment risk	1,152.4	1,079.9	7
Gross premiums	**4,509.0**	**5,163.9**	**(13)**
Individual contracts:			
- Periodic premiums	989.9	1,050.4	(6)
- Single premiums	1,629.2	2,303.0	(29)
Premiums group contracts	737.5	730.6	1
Investment-linked premiums	1,152.4	1,079.9	7
Gross premiums	**4,509.0**	**5,163.9**	**(13)**

Key figures insurance by quarter
(in EUR million)

	2004		*2003*		
	second quarter	*first quarter*	*fourth quarter*	*third quarter*	*second quarter*
Premiums earned Life	2,053.5	2,420.7	2,374.5	1,931.6	2,113.3
Premiums earned Non-life	1,021.8	1,333.7	2,319.8	2,121.4	2,118.6
Operating expenses	(609.8)	(839.7)	(1,416.1)	(1,202.7)	(1,221.5)
Operating result before taxation [1]	434.1	292.7	273.9	369.0	(620.0)
Taxation	(127.5)	(115.6)	(103.4)	(107.5)	266.5
Net operating profit before value differences	**296.1**	**166.4**	**158.4**	**248.1**	**(364.7)**
Value differences on the equity portfolio [2]	52.3	250.9	427.4	197.3	1,036.2
Net operating profit	**348.4**	**417.3**	**585.8**	**445.4**	**671.5**
Non operating items after taxation	(5.8)	105.4	(86.4)	(1.5)	(11.5)
Net profit	**342.6**	**522.7**	**499.4**	**443.9**	**660.0**

1) *Including realised results on hedging transactions.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first halfyear figures 2004 of Fortis

Specification of commissions and fees banking

(in EUR million)

		First halfyear 2004		First halfyear 2003		Percentage change
Issuance	26.6		22.8		16	
Securities transactions	243.0		236.0		3	
Insurance	83.7		86.5		(3)	
Asset management	366.3		303.7		21	
Payment services	193.3		175.3		10	
Miscellaneous	327.2		305.1		7	
Total commission income		1,240.1		1,129.4		10
Commission paid		(257.6)		(256.9)		0
Net commission income		**982.5**		**872.5**		**13**

Specification of result from financial transactions banking

(in EUR million)

	First halfyear 2004	First halfyear 2003	Percentage change
Trading	86.4	345.6	(75)
Venture capital	(17.1)	(18.8)	(9)
Participating interests	(4.4)	3.9	*
Realized capital gains and losses	432.4	572.5	(24)
Total	**497.3**	**903.2**	**(45)**

Specification of other revenues banking

(in EUR million)

	First halfyear 2004	First halfyear 2003	Percentage change
Dividends from equity securities	25.9	14.5	78
Rental income land & buildings	70.5	69.4	2
Revenues from participating interests	40.8	5.4	*
Income from leasing activities	199.3	182.4	9
Other revenues	61.1	84.3	(28)
Total	**397.6**	**356.0**	**12**

Annexes to report on first halfyear figures 2004 of Fortis

Specification operating expenses banking
(in EUR million)

	First halfyear 2004	*First halfyear 2003*	*Percentage change*
Staff costs	1,449.8	1,454.9	(0)
Depreciation and amortization	122.1	119.3	2
Other costs	811.8	879.2	(8)
	2,383.7	2,453.4	(3)
Cost of assets held for lease	150.4	150.2	0
Total operating expenses	**2,534.1**	**2,603.6**	**(3)**

Selected balance sheet figures banking
(in EUR million)

		30 June 2004		*31 December 2003*
Balance sheet total		477,616.8		423,978.9
Risk-bearing capital		21,274.9		21,375.1
Risk-weighted assets		171,148.6		161,507.3
Tier 1 ratio (in %)		7.8		7.9
Total capital ratio (in %)		11.6		12.4
Loans and advances to customers:				
• public sector		5,597.5		4,533.5
• private sector				
* commercial		137,184.0		105,477.3
* retail				
- mortgages	56,492.9		55,857.3	
- other	8,658.9		8,533.9	
		65,151.8		64,391.2
Total loans and advances to customers		**207,933.3**		**174,402.0**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	53,686.5		51,185.8	
* with agreed maturity dates or periods of notice	47,895.2		49,433.6	
		101,581.7		100,619.4
• other debts				
* repayable on demand	63,238.4		57,006.4	
* with agreed maturity dates or periods of notice	67,906.0		44,179.4	
		131,144.4		101,185.8
Total amounts owed to customers		**232,726.1**		**201,805.2**

Annexes to report on first halfyear figures 2004 of Fortis

Key figures banking by quarter
(in EUR million)

	2004		2003		
	second quarter	first quarter	fourth quarter	third quarter	second quarter
Net interest income	1,171.8	1,156.9	1,163.7	1,127.5	1,039.8
Commissions and fees	490.0	492.5	486.0	443.1	446.2
Results from financial transactions	96.6	400.7	(96.8)	46.0	338.9
Other revenues	204.0	193.6	222.6	171.0	190.8
Total revenues. net of interest expense	**1,962.4**	**2,243.7**	**1,775.5**	**1,787.6**	**2,015.7**
Value adjustments	(38.7)	(107.7)	(189.2)	(197.0)	(183.2)
Staff costs	(728.3)	(721.5)	(699.2)	(741.2)	(709.6)
Other operating expenses	(445.1)	(488.7)	(466.6)	(471.3)	(496.9)
Cost of assets held for lease	(75.9)	(74.6)	(87.7)	(58.5)	(84.3)
Operating result before taxation	**674.4**	**851.2**	**332.8**	**319.6**	**541.7**
Taxation	(191.5)	(217.9)	(31.2)	(88.5)	(85.2)
Minority interests	16.8	15.9	13.8	12.9	14.3
Net operating profit before value differences	**466.1**	**617.4**	**287.8**	**218.2**	**442.2**
Value differences on the equity portfolio [1)]	38.2	35.8	19.6	69.6	49.8
Net operating profit	**504.3**	**653.2**	**307.4**	**287.8**	**492.0**
Non-operating items after taxation	3.8	(11.2)	63.9	(14.7)	
Net profit	**508.1**	**642.0**	**371.3**	**273.1**	**492.0**

[1)] *Relates to unrealized capital gains on the equity portfolio.*

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 226 62 22

Internet address : www.fortis.com
E-mail address : info@fortis.com

0000-6007701E-23042004